ETC BROKERAGE SERVICES, LLC

Statement of Financial Condition
Year Ended December 31, 2023
(Pursuant to SEC Rule 17a-5(e)(3))

ETC BROKERAGE SERVICES, LLC

TABLE OF CONTENTS

DECEMBER 31, 2023

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SEC FILE NUMBER
8-67719

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ETC BROKERAGE SERVICES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 EQUITY WAY
(No. and Street)

WESTLAKE (City) OH (State) 44145 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ALESSIO BLANGIARDO (Name) 917.309.1304 (Area Code – Telephone Number) A.BLANGIARDO@ETCBROKERAGE.COM (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, P.C.
(Name – if individual, state last, first, and middle name)

200 PARK AVE, 38TH FLOOR (Address) NEW YORK (City) NY (State) 10166 (Zip Code)

10/08/2003 (Date of Registration with PCAOB)(if applicable) 243 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ALESSIO BLANGIARDO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ETC BROKERAGE SERVICES, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

XIAOSHUAI LIU
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01LI6427438
Qualified in Queens County
Commission Expires December 27, 2025

Notary Public

Signature:

Title:
CHIEF FINANCIAL OFFICER

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

BDO
200 Park Avenue
New York, NY 10166
USA

Report of Independent Registered Public Accounting Firm

The Managing Members' of
ETC Brokerage Services, LLC
Westlake, Ohio

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of ETC Brokerage Services, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, P.C.

We are serving as the Company's auditor from current year 2023.

New York, NY

March 28, 2024

ETC BROKERAGE SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Cash and Cash Equivalents	$	6,918,106
Cash segregated in compliance with federal and other regulations		7,533,180
Deposit with Clearing Broker		265,304
Receivables from Affiliates		1,658,139
Prepaid Expenses		26,049
Goodwill		3,500
Total Assets	$	16,404,278

LIABILITIES AND MEMBERS' EQUITY

Accrued Expenses	$	352,157
Accounts Payable		486
Payable to Clearing Broker		52,900
Total Liabilities	$	405,543
Commitments and contingencies (Note 8)		
Members' Equity		15,998,735
Total liabilities and members' equity	$	16,404,278

The accompanying notes are an integral part of the statement of financial condition.

ETC BROKERAGE SERVICES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1.   Nature of Operations and Summary of Significant Accounting Policies:

A.   Business Activity:
ETC Brokerage Services, LLC (the Company) operates principally in the securities industry as a broker-dealer on a fully disclosed basis and is registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company is in Westlake, Ohio.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis via a clearing broker-dealer, Axos Clearing, LLC (Axos) or the Clearing Broker, and promptly transmit all customer funds and securities to Axos for a portion of its business activities.

Axos carries all the accounts of the customer and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. For the remaining business activities, the Company does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in Footnote 74 of SEC Release No. 34-70073.

B.   Basis of Presentation:
The financial statements have been presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The following is a summary of the significant accounting policies followed by the Company:

C.   Financial Instruments – Credit Losses:
The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 320-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For Financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Note 1.   Nature of Operations and Summary of Significant Accounting Policies (Continued):

D.   Deposit with Clearing Broker and Receivable/Payable from/to Clearing Broker:
At times, the Company will have receivables and or payables to the clearing organization for cash balances, commissions and amounts due to/from for securities transactions that have not settled as of December 31, 2023. The Company's receivables from clearing broker also include cash deposits. The Company's trades are cleared through the clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time.

E.   Use of Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from those estimates.

F.   Fair Value of Financial Instruments:
The carrying value of short-term financial instruments, namely cash and cash equivalents, cash segregated in compliance with federal and other regulations, receivables from affiliates, and accrued expenses, approximates the fair value of these instruments. Fair value is defined herein as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company values its financial instruments using hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail significant degree of judgment.
Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Changes in fair value are recognized in earnings each period for financial instruments that are carried at fair value.

Note 1.   Nature of Operations and Summary of Significant Accounting Policies (Continued):

G. Cash and Cash Equivalents:
The Company considers all highly liquid investments, with original maturities of ninety days or less, as cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

H. Cash Segregated in Compliance with Federal and other Regulations:
On December 22, 2022 the Company was approved by FINRA to perform clearing and settlement services on its own platform, as a self-clearing broker-dealer. Although the Company did not perform clearance and settlement activities during 2023, an Exclusive Benefit of Customers account has been opened at BMO Harris N.A. in anticipation of this new business model.

The following table provides a reconciliation of cash and restricted cash within the statement of financial condition with the total of such amounts presented in the statement of cash flows. Restricted cash includes cash in compliance with federal and other regulations on the statement of financial condition represents cash segregated or set aside to satisfy requirements under both Securities Exchange Act and Rule 15c3-3 of the SEC. This cash is held within special reserve bank accounts for the benefit of customers and broker-dealers.

Cash and cash equivalents	$6,918,106
Restricted Cash	$7,533,180
Total cash and cash equivalents and restricted cash	$14,451,286

I. Receivables from Affiliates
Receivables from affiliates are comprised primarily of the monthly amounts due under the operating agreements between the Company and Equity Trust Company (ETC) and Equity Advisor Solutions (EAS). See Note 5. Amounts under these agreements are typically collected within 30 days of each month end. The Company has determined that such receivables have a de-minimis risk of collection and have not recorded an allowance. The amount of unsettled credit exposures is limited to the amount owed the Company for a short period of time.

J. Goodwill:
Goodwill represents the excess of the cost of acquiring the Company over the fair market value of identified net assets at the date of acquisition and is reflected at cost on the statement of financial condition. FASB ASC 350 addresses the recognition and measurement of goodwill and other intangibles subsequent to their acquisition. Under those rules, goodwill will not be amortized but is subject to annual impairment tests. Upon qualitative review, we are not aware of any events that would require

ETC BROKERAGE SERVICES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1.   Nature of Operations and Summary of Significant Accounting Policies (Continued):

additional testing for goodwill impairment. No impairment expense was recorded in 2023.

Note 2.   Deposit with Clearing Broker:

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $265,034 at December 31, 2023. This cash serves as collateral for potential defaults of the Company and for any amounts due to the broker.

Note 3.   Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company is an Introducing Broker-dealer and has recently been approved by FINRA to transition to a self-clearing broker dealer business model. As such, the firm is no longer required to calculate a ratio of aggregate indebtedness to regulatory net capital. A mandated minimum net capital requirement of $250,000 was mandated by FINRA for the interim period while the firm transitions to a self-clearing business model. As of December 31, 2023, the Company had net capital of $14,308,876 which was $14,058,876 more than its required net capital of $250,000.

Note 4.   Income Taxes:

For income tax purposes, the Company's income flows through to each Members' individual income tax returns. As a result, the Company is not liable for Federal or State income taxes. The Company applies the provisions of Accounting Standard Codification ("ASC") 740, "Income Taxes," which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

Management has analyzed the Company's tax positions taken on Federal, and State income tax returns for all open tax years and has concluded that, as of December 31, 2023, no liabilities are required to be recorded in connection with such uncertain tax

Note 4.   Income Taxes (Continued):

positions in the potential examination vary by jurisdiction. No income tax returns are currently under examination. The Company is generally no longer subject to income tax examinations by the U.S. Federal, state or local tax authorities for the years ended December 31, 2019 and prior.

Note 5.   Related Party Transactions:

The Company has operating agreements with related parties, (ETC) and (EAS), to provide broker access and functionality for ETC and EAS clients, including but not limited to, transfer processing, facilitating money movements, providing trading execution services and updating client account inventory by money source to ETC, EAS, and the Company's shared clients. In exchange, the Company will allocate its gains or losses to ETC and EAS, as a percentage based upon client trade counts, as generated by each organization for each month period. At December 31, 2023, the Company had a due from affiliate balance of $1,658,139 (of which $1,450,755 and $207,384 was due from EAS and ETC, respectively).

Equity Administrative Services, Inc., a related party, provides office space, equipment, technology services, and administrative services to the Company.

Note 6.   Significant Risk Factors:

In the ordinary course of business, the Company enters into transactions in various financial instruments. The Company's financial instruments are subject to, but are not limited to, the following risks:

Off-Balance Sheet Risk. Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company. In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company maybe   obligated   to   discharge   the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Company is also subject to credit risk to the extent that the Company's clearing broker may be unable to fulfill its obligations either to return the Company's cash held as deposits or pay net commissions owed. The Company's policy is to monitor its counterparty risk.

Note 7.   Commitments, Contingencies, and Guarantees:

The Company is subject to pending and threatened legal, regulatory, and governmental actions and proceedings that arise out of the normal course of business. Given the inherent difficulty of predicting the outcome of such matters, the Company is generally not able to quantify the potential actual loss or range of loss related to such legal proceedings, the manner in which they will be resolved, or the timing of their final solution or the ultimate settlement. As of December 31, 2023, the Company was not subject to any legal proceedings.

The Company accounts for potential losses related to litigation in accordance with FASB ASC Topic 450, "Contingencies." As of December 31, 2023, the Company did not have any litigation or related accrual.

Note 8.   Indemnifications:

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 9.   Subsequent Events:

The Company has evaluated subsequent events through March 28, 2024, the date the financial statements were issued and determined there were no other material matters which required accounting for or disclosure in the financial statements, other than those disclosed below:

The Company is approved by FINRA to perform clearing and settlement services on its own platform, as a self-clearing broker-dealer. As mentioned in Note 1, the Company has a clearing agreement with Axos, which performs all the clearing functions for the Company. On March 4, 2024, all customer positions and cash held at its clearing broker were transferred to the Company and started to self-clear transactions. As a self-clearing broker-dealer, the Company will perform bookkeeping functions, receipt and delivery of securities that are purchased and sold by its customers, rights offerings, warrants, tender offers, redemptions, and other clearing and settlement functions pursuant to agreements between the Company and all applicable central U.S. clearing and settlement facilities.